UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 24)*

The Timberland Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
887100105
(CUSIP Number)
June 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 887100105	Schedule 13G/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sidney W. Swartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,538,420 which includes 7,099,913 shares of Class B common stock.[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

7,538,420 which includes 7,099,913 shares of Class B common stock.[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,538,420

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%[2]

12	TYPE OF REPORTING PERSON

IN
1The Voting and Dispositive Power of the above referenced Class A Shares (as defined below) is being reported is being reported as shared hereunder because V.F. Corporation may be deemed to have beneficial ownership of such Class A Shares as a result of the Voting Agreement (as defined below).
2The beneficial ownership percentages described in this Schedule 13G/A are based on the aggregate number of shares of the Class A and Class B common stock outstanding as of April 1, 2011

Cusip No. 887100105	Schedule 13G/A
Item 1(a). Name of Issuer
The name of the issuer to which this filing on Schedule 13G/A relates is The Timberland Company (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at 200 Domain Drive, Stratham, NH 03885.
Item 2(a). Name of Person Filing
Sidney W. Swartz
Item 2(b). Address of Principal Business Office or, if none, Residence
200 Domain Drive, Stratham, NH 03885
Item 2(c). Citizenship
United States
Item 2(d). Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Class A Common Stock, par value $0.01 per share.
Item 2(e). CUSIP Number
The CUSIP number of the Company’s Ordinary Shares is 887100105.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240-13d-2(b) or (c), check whether the person filing is:
Not Applicable.

Cusip No. 887100105	Schedule 13G/A
Item 4. Ownership.
Item 4(a). Amount beneficially owned
7,538,420
Item 4(b). Percent of Class
14.6%
Item 4(c). Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

None.

(ii)	shared power to vote or to direct the vote:

7,538,420.
     Mr. Swartz has voting power over 4,980,813 shares, which includes 4,555,184 shares of Class B common stock held indirectly in a revocable trust of which he is the settlor, the trustee and sole beneficiary (the “Revocable Trust”). Mr. Swartz is also one of two trustees of The Swartz Foundation, a private foundation (the “Foundation”), which owns 2,544,729 shares of Class B common stock and 12,878 shares of Class A common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him. Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G/A.
     On June 12, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with V.F. Corporation, a Pennsylvania corporation (“VF”) and VF Enterprises, Inc., a wholly owned subsidiary of VF (“Merger Sub”). Concurrently with the execution of the Merger Agreement, and as an inducement for VF and Merger Sub to enter into the Merger Agreement, Mr. Swartz and certain other members of his family and certain trusts established for the benefit of his family or for charitable purposes, including the Foundation and the Revocable Trust (collectively, the “Supporting Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with VF with respect to the shares of Class A common stock, $0.01 par value per share (the “Class A Shares”), and the shares of Class B common stock, $0.01 par value per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of the Company beneficially owned by the Supporting Stockholders. The Common Shares beneficially owned by Mr. Swartz have not been purchased by VF and no monetary consideration was paid by VF to Mr. Swartz in connection with the execution and delivery of the Voting Agreement.
     Under the Voting Agreement, Mr. Swartz, the Revocable Trust and the Foundation each agreed that, so long as the Voting Agreement has not previously terminated in accordance with its terms, they would deliver on July 26, 2011 (by no later than 11:59 p.m., Boston time, on that date) a written consent with respect to each Class A Share and Class B Share beneficially owned by them in favor of adoption of the Merger Agreement. Following the delivery of such written consent, no further action by any stockholder of the Company will be required to adopt the Merger Agreement or approve the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of VF (the “Merger”).
     The Voting Agreement further provides that, during the term of the Voting Agreement, Mr. Swartz, the Revocable Trust and the Foundation will vote (or cause to be voted) all of their Class A Shares and Class B Shares against (i) any competing acquisition proposal made prior to the termination of the Merger Agreement, (ii) any reorganization, recapitalization, liquidation, winding-up, consolidation, combination, sale of substantially all of the assets of the Company or any other business combination or extraordinary transaction involving the Company and (iii) any corporate action the consummation of which would frustrate the purposes, or prevent, impede, adversely affect, materially postpone or materially delay the consummation, of the transactions contemplated by the Merger Agreement. Each Supporting Stockholder has agreed not to exercise any rights to demand appraisal of any Common Shares beneficially owned by such Supporting Stockholder in connection with the Merger.
     To the extent that Mr. Swartz, the Revocable Trust or the Foundation acquire beneficial ownership of any Common Shares during the term of the Voting Agreement, such Common Shares will become subject to the terms of the Voting Agreement to the same extent as though such Common Shares were owned by such Supporting Stockholder as of the date of the Voting Agreement. However, neither Mr. Swartz, the Revocable Trust nor the Foundation is required under the Voting Agreement to exercise any option to acquire Common Shares in order to vote or act by written consent with respect to the Common Shares underlying such option.
     During the term of the Voting Agreement, each of Mr. Swartz, the Revocable Trust and the Foundation has also granted an irrevocable proxy appointing VF and any designee of VF as such Supporting Stockholder’s attorney-in-fact to vote (or deliver a written consent with respect to) such Supporting Stockholder’s Common Shares in accordance with the foregoing.
     While the Voting Agreement remains in effect, each of Mr. Swartz, the Revocable Trust and the Foundation is prohibited from (i) converting any Class B Shares beneficially owned by such Supporting Stockholder into Class A Shares and (ii) transferring any Common Shares beneficially owned by such person, subject to certain exceptions, including transfers pursuant to the Merger Agreement. Each of Mr. Swartz, the Revocable Trust and the Foundation has also agreed that, except as permitted by the Merger Agreement, such person would not (i) solicit or encourage competing acquisition proposals, (ii) participate in discussions or negotiations regarding competing acquisition proposals or (iii) approve or enter into any letter of intent, acquisition agreement or any similar agreement relating to a competing acquisition proposal.
     The Voting Agreement will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, including any termination in connection with the Company’s acceptance of a Superior Proposal (as defined in the Merger Agreement) and (iii) the effectiveness of any amendment, modification or supplement to, or waiver under, the Merger Agreement that would reduce the consideration payable in the Merger, unless consented to in writing by each Supporting Stockholder.
     In addition, in the Voting Agreement, Mr. Swartz agreed for the three-year period after the closing of the Merger not to own or participate in any business or activity that competes with any business in which Timberland is engaged as of the closing of the Merger. The agreement contains certain limited exceptions, including participating in non-commercial activities, such as corporate social responsibility activities and charitable activities.
     The foregoing description of the Merger Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 2.2, respectively, to the Company’s current report on Form 8-K filed on filed on June 13, 2011.
(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

7,538,420.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 15, 2011

By:	/s/ Sidney W. Swartz
	Name:	Sidney W. Swartz